EXHIBIT 99.3

Consolidated Financial Statements

December 31, 2010 and 2009
(Stated in United States Dollars)

KPMG

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

Independent Auditors' Report

To the Shareholders

We have audited the accompanying consolidated financial statements of Mercator Minerals Ltd., which comprise the consolidated balance sheet as at December 31, 2010, the consolidated statements of operations, comprehensive loss and deficit and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mercator Minerals Ltd. as at December 31, 2010, and its consolidated results of operations and its consolidated cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Mercator Minerals Ltd.
Consolidated Balance Sheets
(Stated in Thousands of United States Dollars)

	December 31, 2010	December 31, 2009
Assets
Current Assets
Cash and cash equivalents	$36,156	$62,185
Restricted cash (note 10)	10,000	-
Accounts receivable	22,271	7,622
Inventories (note 5)	16,582	15,343
Prepaid expenses	1,794	1,011
Income taxes recoverable	2,174	5,608
Marketable securities	683	299
Total Current Assets	89,660	92,068
Mineral properties, plant and equipment (note 6)	326,834	278,571
Inventories (note 5)	4,270	5,895
Environmental bond (note 7)	2,151	2,134
Land reclamation bond (note 8)	1,351	1,324
Future income tax asset (note 19)	-	1,068
Total Assets	$424,265	$381,060

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$21,752	$17,897
Current portion - long term debt (note 10)	19,048	30,000
Current portion - derivative instruments (note 11)	40,232	-
Current portion - project financing (note 12)	1,736	-
Current portion - equipment loans (note 13)	2,095	3,220
Current portion - deferred revenue (note 15)	987	1,172
Total Current Liabilities	85,850	52,289
Long Term Liabilities
Long-term debt (note 10)	107,793	84,387
Derivative instruments (note 11)	71,637	-
Project financing (note 12)	18,467	-
Equipment loans (note 13)	3,966	4,438
Asset retirement obligation (note 14)	2,360	2,513
Deferred revenue (note 15)	39,162	40,436
Future income tax liability (note 19)	6,612	4,816
Total Liabilities	335,847	188,879

Shareholders' equity
Share capital (note 16)	220,885	213,063
Contributed surplus (note 17)	38,719	35,228
Deficit	(171,185)	(56,110)
Total Shareholders' Equity	88,419	192,181
Total Liabilities and Shareholders' Equity	$424,266	$381,060

Nature of business and continuing operations (note 1)
Commitments (notes 9, 10, 11, 12, 13, 14 and 22)
Contingency (note 15)
Subsequent event (note 23)

Approved by the Board of Directors

/S/ “Ronald Earl Vankoughnett” (Director)	/S/ “Robert J. Quinn” (Director)
Ronald Earl Vankoughnett	Robert J. Quinn

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Stated in Thousands of United States Dollars, Except Per Share Amounts)

	Year Ended
	December 31, 2010	December 31, 2009
Revenue
Copper revenue	$109,323	$67,683
Molybdenum revenue	70,323	19,978
Silver revenue	2,644	819
Other revenue	274	217
	182,564	88,697

Costs and expenses
Freight, smelting & refining	27,390	19,651
Mining and processing	89,913	51,932
Administration	18,130	7,520
Stock-based compensation	6,091	5,364
Exploration expenditures	2,483	64
Amortization and depreciation of mineral property, plant and equipment	11,141	8,527
	155,148	93,058
Income (loss) from operations	27,416	(4,361)
Interest expense	(10,751)	(16,766)
Loss on long-term debt extinguishment (note 10)	(10,773)	-
Long-term debt transaction costs (note 10)	(2,930)	-
Interest income	149	170
Unrealized gain on marketable securities	384	107
Realized loss on derivative instruments (note 11)	(4,852)	-
Unrealized loss on derivative instruments (note 11)	(111,870)	-
Foreign exchange gain	902	99
Loss before income taxes	(112,325)	(20,751)
Income taxes expense (recovery) (note 19)
Current	345	(3,170)
Future	2,405	-
	2,750	(3,170)
Net loss and comprehensive loss for the year	(115,075)	(17,581)

Deficit, beginning of year	(56,110)	(38,529)
Deficit, end of year	$(171,185)	$(56,110)

Loss per share – basic and diluted	($0.59)	($0.13)
Weighted average number of common shares outstanding - basic and diluted	195,127,862	140,323,241

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Consolidated Statements of Cash Flows
(Stated in Thousands of United States Dollars)

	Year ended
	December 31, 2010	December 31, 2009
Cash provided by (used in)
Operating activities
Net loss for the year	$(115,075)	$(17,581)
Items not involving cash:
Unrealized loss on derivative instruments	111,870	-
Amortization and depreciation	11,141	8,527
Future income taxes	2,862	-
Amortization of deferred revenue (note 15)	(1,459)	(392)
Accretion of long-term debt	1,569	2,546
Loss on long-term debt extinguishment	10,773	-
Accretion of asset retirement obligation	(153)	100
Stock-based compensation	6,091	5,364
Unrealized gain on marketable securities	(384)	(107)

Change in non-cash operating working capital balances:
Accounts receivable	(14,649)	(7,297)
Income taxes recoverable	3,434	(2,311)
Prepaid expenses	(783)	(685)
Inventories	386	(4,828)
Accounts payable and accrued liabilities	3,855	(7,606)
	19,478	(24,270)
Financing activities
Proceeds from long term debt, net of financing cost	126,112	-
Restricted cash	(10,000)	-
Extinguishment of long-term debt	(126,000)	-
Proceeds from project financing	20,203	-
Proceeds from issuance of shares, net of share issuance costs	5,223	125,025
Equipment loans	(1,597)	(2,430)
	13,941	122,595
Investing activities
Acquisition of property, plant and equipment	(59,404)	(39,192)
Environmental land and reclamation bonds	(44)	45
	(59,448)	(39,147)

Increase (decrease) in cash and cash equivalents	(26,029)	59,178
Cash and cash equivalents, beginning of year	62,185	3,007
Cash and cash equivalents, end of year	$36,156	$62,185

Supplemental cash flow information
Interest expense paid	$10,258	$14,116
Income taxes paid	$-	$-
Income taxes received	$3,090	$-
The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

1.           Nature of Business and Continuing Operations

Mercator Minerals Ltd. (the “Company”) is a natural resource company engaged in the mining, development and exploration of its mineral properties in Arizona, in the United States of America and Mexico. The Company’s principal assets are the 100% owned Mineral Park mine (“Mineral Park Mine”), a producing copper/molybdenum mine located near Kingman, Arizona, and the 100% owned El Pilar (“El Pilar”) copper exploration and development project located in Northern Mexico.

The Company acquired 100% of the shares of Mineral Park Inc (“MPI”), which holds the Mineral Park Mine from Equatorial Mining North America, Inc. (“EMNA”) in 2003, and El Pilar was acquired in 2009, through the acquisition of Stingray Copper Inc.

The Company incurred a net loss of $115.1 million for the year ended December 31, 2010 (2009 – net loss of $17.6 million), and as at December 31, 2010, had an accumulated deficit of $171.2 million (2009- $56.1 million) and working capital of $3.8 million (2009 – working capital of $39.8 million).

During April 2010, the Company obtained credit facilities from a group of lenders totaling $130.0 million. The facilities are comprised of a $100.0 million term loan with scheduled repayments through 2016 as well as a $30.0 million revolving credit facility repayable in 2014. The revolving credit facility is subject to an annual extension option at the lenders’ discretion. The credit facilities are collateralized by the assets of the Company.

The Company’s activities have been financed prior to this date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and increased cash flow from operations at the Mineral Park Mine.

The Company completed commission of the Phase 1 mill expansion at the Mineral Park Mine and declared commercial production in 2009.  The Company experienced higher costs of mining in 2009 due to lower production volumes and recoveries as the Company ramped up production.  As a result, the Company reported a loss from operations in 2009 of $4.4 million.  In 2010, the results of operations have improved each quarter and the Company has reported income from operations of $27.4 million.  Also during 2010, the Company commenced construction of the Phase 2 mine expansion plan which will allow for increased milling operations.  This expansion is scheduled to be completed in the second quarter of 2011.

Management assessed the ability of the Company to continue as a going concern and had concluded that there are no indicators that would cast substantial doubt on the Company’s ability to continue as a going concern in the foreseeable future.  Such assessment, amongst other factors, assumes successful completion and start up of the Phase 1 mill expansion (including additional power facilities), cost containment and continued favourable mineral prices.  In conjunction with the credit facilities obtained in 2010, the Company also entered into copper forward contracts (note 11) and has commitments to deliver 133,547,062 pounds of copper through 2016 at an average price of $3.00.

The ability of the Company to continue as a going concern and realize on its investments in its mineral properties and mining assets, as well as meet its liabilities, will be dependent upon the existence of mineral resources and on future profitable production or proceeds from the disposition of the mineral resources.  There can be no assurances the Company will be able to meet its planned business objectives and continue as a going concern.

2.           Significant Accounting Policies

a)           Basic of Presentation
These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

b)           Principles of Consolidation
These consolidated financial statements include the accounts of the Company and its directly and indirectly wholly-owned subsidiaries Mercator Mineral Park Holdings Ltd., MPI., Mercator Minerals Barbados Ltd, Bluefish Energy Corporation (established August 17, 2010), Stingray Copper Inc. (subsequent to December 21, 2009), Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre, S.A. de C.V. All inter-company balances and transactions are eliminated upon consolidation.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.           Significant Accounting Policies (continued)

c)           Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty involved with making such estimates, actual results could materially differ from those estimates.

Significant areas requiring the use of management estimates relate to assessing the validity of the going concern assumption valuation of accounts receivable, determination of provisional pricing for mineral sales transactions, allocation of costs to and determination of net realizable value of production inventories, assessment of indicators of impairment and recoverable amounts of long-lived assets, estimation of mineral reserves, expected life of mine, useful lives of mineral properties, plant and equipment, assessment of site restoration costs and expected timing of incurring such costs, future income taxes, including recoverability of future income tax assets, valuation of derivative instruments, assumptions used in determining the fair value of non-cash stock-based compensation, fair value and amortized cost of financial instruments, and amounts of commitments and contingencies.

d)           Cash and cash equivalents
Cash and cash equivalents consist of cash and redeemable deposits with original contractual maturities of ninety days or less.

e)           Inventories
i.    Production inventories
Production inventories consist of ore on the leach pad and  in-process and concentrate inventories which are carried at the lower of average cost or net realizable value. Costs include all direct production costs and a reasonable allocation of fixed overheads. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long term sales contracts, less the estimated costs to complete production and bring the product to a saleable state. Write-downs to net realizable, if any, are included in Mining and Processing Costs on the consolidated statements of operations.

Ore on Leach Pad
The quantity of material in ore on the leach pad is based on surveyed volumes of previously mined material. Sampling and assaying of blast-hole cuttings determined the original estimated amount of copper contained in the material delivered to the leach pad. Expected copper recovery rates are determined using small-scale laboratory tests, small and large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Copper contained in the leach pad is reduced as pads are leached, the leach solution is fed to the solvent extraction – electrowinning (SX-EW) process, and copper cathodes are produced. The ultimate recovery of copper contained in leach stockpiles can vary from a very low percentage to over 90 percent depending on several variables, including type of processing, and mineralogy. As at December 31, 2010, the current recovery rate of copper has been estimated at 70% (2009 – 70%).

The current portion of ore on leach pads and in-process inventories consists of amounts expected to be processed within the twelve-month period ending December 31, 2011. Ore on leach pads inventories not expected to be processed within the next twelve months is classified as non-current.

In-process Inventories
In-process concentrate inventories represent copper and molybdenum contained in thickeners at the terminus of the milling plant. In-process inventory is calculated based on measured volumes, solids density, and assay grade. Cost of in-process concentrate inventories include mining costs, mill cost, and applicable site administration, and depreciation relating to the process facilities incurred to that point in the process.

In-process cathode inventories represent copper plated to cathode in the tank house that has not been harvested and costs transferred from leach pad and cost of ore from the leach pad and the cost of processing at the SX-EW plant.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.           Significant Accounting Policies (continued)

Concentrate Inventory
Copper, molybdenum, and silver contained in saleable concentrates are valued based on the lower of cost and net realizable value. Net realizable value equals the market price of the metal less the freight, smelting, refining and marketing costs associated with delivery of concentrate to the customer. Costs include mining, milling, concentrating, applicable site administration, and depreciation related to the assets utilized to convert the ore to concentrate.

Mine Stripping Costs
The costs of removing overburden and waste materials (“stripping costs”) after production begins are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred unless the stripping activity can be shown to be a betterment of the mineral property, in which case stripping costs are capitalized.

ii.   Supplies Inventory
Supplies inventory is stated at the lower of average cost and net realizable value. Cost includes acquisition, freight, and other directly attributable costs. Net realizable value is estimated as replacement cost. Supplies inventory includes cost of consumables used in operations such as fuel, grinding material, chemicals, and spare parts. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment.

Previous write-downs to net realizable value may be reversed when there is a subsequent increase in the net realizable value of the inventory.

f)           Mineral Properties, Plant and Equipment
Mineral properties, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses, if any.

Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized once commercial feasibility has been established, including the estimates of mineral reserves. Interest and financing costs incurred during the construction period are charged to operations.

Depreciation, amortization and depletion of capitalized mine development costs and mine and mill plant and equipment commences when commercial production is achieved. Commercial production is deemed to have occurred when management determines that the operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue. Depreciation and amortization of other items of plant and equipment commences once the assets are put in use.

Mineral properties, plant and equipment are depreciated using the following methods:

Mine development costs	unit-of-production over the expected life of mine

Mobile equipment	hours-of-consumption method over estimated equipment operating hours

Plant and equipment	straight-line over estimated useful lives, ranging from 3 to 25 years, but not exceeding expected life of mine

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.           Significant Accounting Policies (continued)

f)           Mineral Property, Plant and Equipment (continued)
As at December 31, 2010, the estimated remaining life of mine was 23 years. This estimate is based on the life of mine plan prepared by the Company, which, in turn, is based on the estimates of the reserves and updated, as necessary, for subsequent revisions and updates to the estimate made based on the results of actual production.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

g)           Mineral Properties
Exploration costs pertaining to individual resource prospects are charged to operations prior to determination of the commercial feasibility of mining operations. Initial costs associated with acquisition of mineral properties are capitalized. Acquisition costs, and exploration and development expenditure incurred subsequent to the determination of the commercial feasibility of mining operations are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to operations.  Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.  Gains or losses on partial sales of properties are reflected in the consolidated statements of operations in the period when a sale has occurred.

h)           Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment when changes in circumstances suggest their carrying values may not be recoverable. Management considers assets to be impaired if the carrying value exceeds the undiscounted future estimated cash flows to result from the use of the asset and its eventual disposition. Estimated cash flows include assumptions as to the long-term copper and molybdenum prices, future production levels, minable reserves and future operating sustaining capital and reclamation costs.  If the carrying value exceeds estimated undiscounted future cash flows, the assets will be adjusted to fair value and impairment loss will be recognized. Fair value is generally determined using a discounted cash flow analysis. No impairments of long-lived assets were identified in 2010 or 2009.

Management’s estimates are subject to risks and uncertainties of change affecting the recoverability of the Company’s investment in mineral properties, plant, and equipment. Management’s estimates of the factors are based on current conditions.

i)           Deferred Revenue
The Company received a prepayment from Silver Wheaton (Caymans) Ltd. for the sale of all of the silver metal to be produced from ore extracted during the mine-life at the Company’s Mineral Park Mine in Arizona (note 15). The prepayment, which is accounted for as deferred revenue, is recognized as sales revenue on a proportionate basis of settlements during the period to expected total settlements during the life of the mine.

j)           Revenue Recognition
The Company recognizes revenue from the sale of minerals in accordance with contractual terms, when persuasive evidence of a sales agreement exists, the risks of ownership are transferred to the customer, collection is reasonably assured and the price is readily determinable. Revenue is based on prices and mineral content, as specified in sales contracts. Contractual sales prices are based on market metal prices determined over a specified quotational period, as specified in the contracts. Revenue from the sale of minerals is subject to adjustment upon final settlement based upon metal prices, weights and assays. At the end of each reporting period, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date for those shipments where final settlement is to occur subsequent to the end of the reporting period. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs and is included in accounts receivable. Changes in fair value are classified as a component of revenue. Fair value of the embedded derivative is determined with reference to estimated forward metal prices over a period commensurate with the outstanding quotational period.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.           Significant Accounting Policies (continued)

k)          Foreign Currency Translation and Transactions
The functional currency of the Company is the United States dollar. Transactions denominated in currencies other than the functional currency are translated to the functional currency using the exchange rates in effect on the transaction date.  Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date. Exchange gains and losses arising there from are included in the consolidated statements of operations.

l)            Future Income Taxes
The Company accounts for income taxes using the asset and liability method.  Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values (temporary differences), and tax losses carried forward, using the enacted or substantively enacted income tax rates expected to be in effect when the temporary differences are likely to be recovered and settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.

The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated amount more likely than not to be realized.  A valuation allowance is recognized to the extent that recoverability of future income tax assets is not considered likely.

m)          Loss per Share
Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding, if diluted. Diluted loss per share is calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options and warrants are used to purchase the Company’s common shares at their average market price for the period. In a year when net losses are incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.

For the year ended December 31, 2010, exercisable common equivalent shares totaling 31,516,549 (2009 - 37,246,298) (consisting of shares issuable on the exercise of options and warrants) have been excluded from the calculation of diluted loss per share because their effect is antidilutive.

n)           Financial Instruments
The Company’s financial instruments including derivatives, consist of  cash and cash equivalents, restricted cash, marketable securities, accounts receivable, environmental and land reclamation bonds, accounts payable and accrued liabilities, equipment loans, long-term debt, project financing, forward copper pricing contracts, interest rate swaps and net proceeds interest liability.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item.
The Company classifies all its financial instruments into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

●
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and financing costs are amortized into net earnings, using the effective interest method. Cash and cash equivalents and restricted cash are classified as held-for-trading. Financial assets with fixed or determinable payments that are not quoted in an active market including accounts receivable, environmental and land reclamation, and bonds are classified as loans and receivables. Other financial liabilities include accounts payable, accrued liabilities, equipment loans, long-term debt and project financing. Gains and losses resulting from foreign exchange translation adjustments related to held-to-maturity investments, loans and receivables and other financial liabilities are recognized in consolidated statement of operations. Transaction costs are expensed as incurred.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.           Significant Accounting Policies (continued)

n)           Financial Instruments (continued)

●
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized or when the losses are deemed to be other-than-temporary, at which time they are recognized in operations. Financial assets that are non-derivatives and are not classified in any other categories are classified as available-for-sale.

●
Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in operation in the period in which they arise. Marketable securities are classified as held-for-trading. Cost of these marketable securities as at December 31, 2010 was $0.7 million (2009 - $0.3 million)

●
All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value. All gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.

The Company’s marketable securities which are an investment in the common shares of a publicly traded company having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

●
For available-for-sale financial assets, a provision for impairment is established when there is a significant or prolonged decline in fair value of the marketable securities or when there is objective evidence that the carrying amount of the marketable securities may not be recovered. The amount of the impairment provision is the excess of the carrying value and the current fair value, recognized in profit or loss.

●
For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the consolidated statement of operations.

o)           Comprehensive Loss
Comprehensive loss includes both net loss and other comprehensive loss.  The Company has no other comprehensive income or loss in the current and prior year and has no accumulated other comprehensive loss.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

2.           Significant Accounting Policies (continued)

p)           Stock-Based Compensation
The Company accounts for stock-based payments granted to employees and non-employees using the fair value based method. Under the fair value based method, stock- based payments are measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest and when performance conditions, if any, are met. The Company has a stock option plan as described in Note 16(c). The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. These estimates involve inherent uncertainties and the application of management judgment. Compensation expense for options granted to non-employee consultants is remeasured on each balance sheet date. The fair value of stock options granted is recognized as a charge to operations on an amortized straight line basis over the applicable vesting period or explicit contract period, with an offset to contributed surplus. The amount of compensation cost recognized at any date equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees is credited to share capital and the applicable portion of stock-based compensation cost equal to fair value of options being exercised is transferred from contributed surplus to share capital.

q)           Asset Retirement Obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets, if a reasonable estimate of fair value can be made.

The obligation is measured initially at fair value and the resulting cost is capitalized to the carrying value of the related mineral properties, plant and equipment. The fair value of the obligation is determined using the present value methodology, and requires management to make assumptions as to future site reclamation and restoration costs, scope and extent of future site reclamation and restoration activities, timing of such activities, expected inflation and applicable discount rates.

In subsequent periods, the liability is increased to reflect the passage of time. The amounts offsetting the increase in liability due to passage of time are recorded as accretion expense in the statement of operations. The Company continually reviews its asset retirement obligations as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any change in the amount or timing of the underlying cash flows adjusts the liability with the offsetting amount recorded as an adjustment to the asset retirement cost included in mineral properties, plant and equipment. The asset retirement cost is depreciated over the remaining life of the related assets.

It is possible that the Company’s estimate of the reclamation and closure liability could change as a result of changes in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates.  Any such changes could materially impact the estimate of asset retirement obligation and future amounts charged to operations for reclamation and remediation obligations. Changes in estimates are accounted for prospectively from the period the estimate is revised.

r)           Segmented Information
The Company has determined it has one business segment, the development and operation of mineral properties. Operation of mineral properties occurs in the United States of America and exploration and development of mineral properties occurs principally in Mexico.

s)           Comparative Figures
Certain comparative figures have been reclassified to conform to current year presentation.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

3.           Recent Accounting Pronouncements

i.     Business combinations – Section 1582 and related sections
In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  Early adoption of the Sections was permitted. The Company chose not to early adopt these standards. Adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

ii.              International Financial Reporting Standards ("IFRS")
The Canadian Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has established a formal project plan, allocated internal resources and engaged expert consultants, to manage the transition from Canadian GAAP to IFRS reporting.

4.           Acquisition of Stingray Copper Inc.

On December 21, 2009, the Company completed the acquisition of Stingray Copper Inc. (“Stingray”) pursuant to a plan of arrangement. Stingray’s indirectly wholly owned subsidiary holds the El Pilar property. Upon closing of the transaction the Company acquired 100% of the shares of Stingray. As consideration, the Company issued 0.25 common shares to each Stingray shareholder in exchange for one Stingray common share. In addition all outstanding Stingray options have been exchanged for the Company’s options to purchase 0.25 of one common share of the Company in lieu of one Stingray option. As a result 15,138,955 common shares and 933,750 stock options of the Company were issued upon completion of the arrangement. The common shares were valued based on the closing stock price of the Company’s shares on the transaction date. The stock options were valued on the completion date of the arrangement using the Black-Scholes option pricing model using the Company’s historical prices and the following weighted average assumptions (i) risk-free interest rate of 1.47%, (ii) expected volatility of 121.41%, (iii) expected life of  1.42 years, and (iv) a dividend yield of Nil.

The transaction was accounted for as an asset purchase for accounting purposes with the purchase price allocated as follows:

Purchase Price:
15,138,955 common shares issued	$32,549
933,750 stock options issued	729
Transaction costs	1,796
$35,074

Net assets acquired:
Cash and cash equivalents	$11,630
Accounts receivable	289
Property, plant and equipment	79
Mineral properties	27,968
Accounts payable and accrued liabilities	(76)
Future income tax liability	(4,816)
$35,074

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

5.           Inventories

The amount of inventory recognized as an expense for the years ended December 31, 2010 and 2009 is included in mining and processing costs.

	December 31,	December 31,
	2010	2009

Ore on leach pad	$8,211	$11,336
In-process inventory	947	1,402
Concentrate inventory	4,945	7,066
Supplies	6,749	1,434
	$20,852	$21,238

Long-term ore on leach pad	(4,270)	(5,895)

Current portion inventory	$16,582	$15,343

6.           Mineral Properties, Plant and Equipment

	Cost	December 31, 2010 Accumulated Depreciation	Net Book Value	Cost	December 31, 2009 Accumulated Depreciation	Net Book Value
Mill and SX-EW	$212,362	$15,181	$197,181	$211,441	$6,806	$204,635
Mineral Properties	29,271	53	29,218	29,218	-	29,218
Mining Equipment-Large	15,981	3,868	12,113	14,473	2,522	11,951
Mining Equipment-Small	11,758	4,205	7,553	10,782	2,898	7,884
Building & Improvements	302	-	302	302	-	302
Office Equipment	242	235	7	235	178	57
Construction in Progress	80,460	-	80,460	24,524	-	24,524
	$350,376	$23,542	$326,834	$290,975	$12,404	$278,571

7.           Environmental Bond

The Aquifer Protection Permit and underlying bond is a requirement by the State of Arizona.  The Mineral Park Mine is required to fund the bond as a contingency against any damage to the aquifer that might ensue as a result of mining operations which may exceed the amount covered by the bond. Actual amounts payable may ultimately exceed the amount covered by the bond. At December 31, 2010, the fund totals $2,151,000 (2009 - $2,134,000) of which the entire amount is restricted. The environmental bond earns fixed interest of 0.65% per annum.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

8.           Land Reclamation Bond

The State of Arizona has approved a bonding liability requirement of $1,324,000. The Company has satisfied this requirement with an irrevocable letter of credit which is collateralized by cash on deposit with a bank. At December 31, 2010, the deposit totals $1,351,000 (2009 - $1,324,000) of which the entire amount is restricted. The land reclamation bond earns annual fixed interest of 2.02%.

9.           Net Proceeds Interest

On June 24, 2003, the Company completed the acquisition of all the outstanding shares of MPI pursuant to an original agreement dated May 29, 2000, and amended and restated February 8, 2003 with EMNA (the “Acquisition Agreement”). Under the terms of the Acquisition Agreement, the Company acquired all the issued and outstanding common shares of MPI for consideration of 4,612,175 common shares at a price of CDN$0.15 per common share. Under the Acquisition Agreement, $2,753,000 will be reimbursed to the vendor by an unsecured net proceeds interest (“NPI”) in the Mineral Park Mine. The NPI liability is calculated each quarter and equals cumulative revenue less cumulative cash operating expenses, as defined in the NPI agreement, and then multiplied by 5%. On the acquisition date, the Company recognized $568,152 of the NPI representing the excess of net assets over the common share purchase price. Any NPI paid or accrued in excess of the $568,152 amount are recognized as a mineral property cost.  As at December 31, 2010, $1,457,332 (2009 - $1,457,332) of the $2,753,000 contingent consideration has been paid to EMNA and an additional $292,609 (2009 - $nil) has been accrued. Of these amounts paid and accrued to December 31, 2010, $1,181,789 (2009- $889,180) has been recognized as a mineral property cost and in 2007 $568,152 was recognized as a reduction of the previously accrued NPI liability.

10.           Long Term Debt

		December 31,	December 31,
		2010	2009

Non-revolving credit facility	a)	$97,588	$-
Revolving credit facility	b)	29,253	-
Notes payable - secured notes	c)	-	114,387
		126,841	114,387
Less: current portion		(19,048)	(30,000)
		$107,793	$84,387

On April 26, 2010 the MPI entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”) to provide credit facilities totaling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan (collectively the “Credit Facilities”).  MPI is entitled to prepay all or any portion of the Credit Facilities in the minimum amount of $2.0 million at any time without penalty, subject to breakage costs.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

10.           Long Term Debt (continued)

The Company incurred lender’s fees of $3.9 million in connection with these Credit Facilities this amount was applied proportionately to the funds raised and is being amortized to interest expense using the effective interest method over the terms of the Credit Facilities. The Company also incurred transaction costs of $2.5 million which were expensed in the statement of operations. Effective interest rate on Credit Facilities as at December 31, 2010 was 0.0743%

The non-revolving credit facility is comprised of a $100.0 million term loan.  Principal repayments of approximately $4.8 million are required to be made quarterly commencing March 31, 2011 with a final maturity date of March 31, 2016.

The revolving facility is comprised of a $30.0 million loan with the full amount repayable upon its with a maturity date of April 26, 2014. The maturity date is subject to an annual extension option at the Lenders’ discretion.  As of December 31, 2010, the full amount of the facility has been drawn.

Interest on the Credit Facilities is based on LIBOR plus a spread ranging from 3.5% to 4.5% per annum based on the debt service coverage ratio, as defined, following the first scheduled repayment of the non-revolving credit facility. Up until that time interest is set at LIBOR plus 4.5% per annum. The interest rate as of December 31, 2010 was based on the 1-month LIBOR rate and was approximately 4.76%.

In connection with the Credit Facilities, the Company was also required to enter into forward sales of copper totaling 146.9 million pounds over a six year term (note 11(a)).

The Credit Facilities are collateralized by principal operating assets of the Company held in MPI and are guaranteed by the Company’s subsidiary, Mineral Park Holdings Ltd.

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment will vary depending on completion and performance of the Phase 2 mill expansion and other factors.  The cash sweep provision is no longer applicable once prepayments aggregating $30.0 million have been made.  No amounts paid or payable as a result of the cash sweep provision have been recorded as of December 31, 2010 in these consolidated financial statements.

The Credit Facilities contain covenants including restrictions on new indebtedness, new liens, disposition of assets, acquisitions, investments and distributions.  Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life of mine ore reserves.  As at December 31, 2010 the Company was in compliance with all debt covenants and was not in default on the loan.

The Company is required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to April 26, 2011 and $15.0 million thereafter until the Credit Facilities are repaid.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

10.       Long Term Debt (continued)

The minimum principal payments in aggregate and for each of the five succeeding years are as follows:

2011	$ 19,048
2012	19,048
2013	19,048
2014	49,047
2015	19,047
Thereafter	4,762
$ 130,000

On February 15, 2007, the Company issued secured note units.  A total of 120,000 units (the “Units”) were sold at a price of $980.0 per unit for gross proceeds of $117.6 million. Each unit consisted of one secured note in the principal amount of $1,000 (the “Notes”) and 50 detachable common shares purchase warrants which entitled the holder to purchase one common share at a price of CDN$4.00 per share until February 16, 2012.  The Notes bore interest at 11.5% per annum payable semi-annually in equal installments on June 30 and December 31 of each year and were to mature on February 16, 2012.

The proceeds raised from the issuance of the Notes were allocated between the liability (the “Notes”) and equity (share purchase warrants) components using the residual method whereby the Company determined the fair value of the share purchase warrants and allocated the residual to the Notes. The Company used the Black-Scholes option pricing model to determine the fair value of the share purchase warrants using the Company’s historical prices and the following assumption (i) risk free rate of 3.79% (ii) expected volatility of 79.7%, (iii) expected life of 5 years and (iv) a dividend yield of nil.

At the date of issuance of the Notes, the Company allocated $10.4 million to the share purchase warrants (credited to contributed surplus), and $107.2 million to the Notes.  The difference between the redemption value and the portion of the proceeds received allocated to the Notes represents a discount on the debt which was accreted to operations over the term of the debt using the effective interest rate method.

The Notes could be redeemed by the Company any time three years after the closing date at a redemption price equal to $1,050 per note including accrued and unpaid interest.

On May 6, 2010 the Company used the proceeds from the Credit Facilities to redeem the Notes.  The difference between the redemption price paid of $126.0 million and the carrying value of the Notes at the time of redemption of approximately $115.2 million has been recognized as a loss on long-term debt extinguishment in the consolidated statements of operations. The share purchase warrants were unaffected by the redemptions.

11.       Derivative Instruments

Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value. Changes in fair value of derivative financial instruments are recorded in operations unless the instruments are designated as cash flow hedges. As at December 31, 2010 and 2009, the Company did not designate any of its transactions as hedges for accounting purposes.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

11.       Derivative Instruments (continued)

a)           Copper Forward Contracts
In connection with the closing of the Credit Facilities (Note 10), the Company entered into forward sales of copper totaling 146.9 million pounds of copper over a six year term at an average net price to the Company of $3.00 per pound, net of all costs.  The quantities forward sold and the net weighted average prices to be received outstanding at December 31, 2010 are set out as follows:

YEAR	Copper (lbs)	Annual average price
2011	33,968,785	$3.11
2012	27,698,846	$3.05
2013	24,630,015	$2.98
2014	22,725,223	$2.93
2015	20,688,154	$2.89
2016	3,836,039	$2.88
Total	133,547,062	$3.00

The copper forward contracts had outstanding notional amounts of 133.5 million pounds of copper as at December 31, 2010.  At December 31, 2010, the Company has recorded a liability with fair value of $110.7 million related to these copper forward contracts, of which $39.4 million relates to derivative contracts maturing in less than one year, and $71.3 million relates to derivative contracts with a maturity date greater than one year. Management made the following assumptions in the estimation of the fair value of copper forward contract, forward market prices for copper of $7,531.13 to $9,650.00 per metric ton and credit risk adjusted rate of 8.5%. The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statement.

During the year ended December 31, 2010, the Company recorded a realized loss of $4.3 million on the copper forward contracts that were closed out and settled for cash. No such transactions occurred in 2009.

b)            Interest Rate Swaps
The Credit Facilities bear interest at LIBOR plus a spread ranging from 3.5% to 4.5% per annum (note 10). The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility of $100.0 million for the period from May 28, 2010 to March 31, 2016.

These interest rate swaps had outstanding notional amounts of $50.0 million as at December 31, 2010.  The notional amount decreases over the period as payments are made.  At December 31, 2010, the Company had recorded a liability with a fair value of $1.1 million related to these interest rate swaps, of which $0.8 million relates to derivative contracts maturing in less than one year, and $0.3 million relates to derivative contracts with a maturity date greater than one year.  In the estimation of fair value of interest rate swaps, management used the following assumptions: LIBOR rate of 0.30% to 4.27%, and a credit adjusted discount rate of 8.5%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to fluctuations in LIBOR rates and the Company’s own credit risk, actual rates can differ from management estimates.

During the year ended December 31, 2010, the Company recorded a realized loss of $0.6 million on the interest rate swaps that were closed out and settled for cash.  No such transactions occurred in 2009.

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

12.           Project Financing

	December 31,	December 31,
	2010	2009

Gas turbine project financing facility	$20,203	$-
Less: current portion	(1,736)	-
Long term	$18,467	$-

On October 21, 2010, a subsidiary of the Company, entered into a master loan and security agreement with Trafigura AG (the “Loan Agreement”)  to fund the purchase of a gas turbine generator to be used in a power generating facility being constructed for the Mill Phase 2 mill expansion at the Mineral Park Mine (the “Project Financing”). The maximum amount available under the Loan Agreement is $20.8 million. The Company incurred financing costs of $0.2 million in connection with the Project Financing. This amount is being amortized to interest expense using the effective interest method, which is a nominal amount for the year ended December 31, 2010. In addition, transaction costs of $0.4 were expensed in the statement of operations. Effective interest rate on project financing facility as at December 31, 2010 was 0.0215%

As at December 31, 2010, the total amount drawn from the funds available was $20.4 million. Principal repayments of $0.2 million are required to be made monthly in eighty-four installments commencing on the earlier delivery of the electrical power to the mill or on June 15, 2011. Interest on this facility is based on 1-month LIBOR plus 3% per annum.  A commitment fee of 2% per annum is applied to the average undrawn balance for the previous month and is expensed as incurred.

The Project Financing is collateralized by the gas turbine generator and related assets.  The Company also pledged the common stock of its subsidiary that holds the power generating assets.  The Loan Agreement contains covenants including restrictions on new indebtedness, new liens, and disposition of assets.

The minimum principal payments in aggregate and for each of the five succeeding years are as follows:

2011	$ 1,736
2012	2,976
2013	2,976
2014	2,977
2015	2,977
Thereafter	6,672
$ 20,314

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

13.           Equipment Loans

	December 31,	December 31,
	2010	2009
Equipment Loans	$6,061	$7,658
Less: Current Portion	2,095	3,220
Long Term Portion	$3,966	$4,438

The minimum repayments in aggregate and for each of the five succeeding years are as follows:

2011	2,095
2012	1,531
2013	1,215
2014	900
2015	320
$ 6,061

The Company enters into various agreements with third parties to acquire the use of equipment utilized at the Mineral Park Mine. The outstanding amounts due are repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.095% to 7.75%, maturing at various dates ranging from January 1, 2011 to September 30, 2015.

All agreements are collateralized by the respective mining equipment.

14.           Asset Retirement Obligation

The Company’s asset retirement obligation relating to the Mineral Park Mine was assumed on the acquisition of the facility in 2003. The Company estimates its asset retirement obligation based on its current legal obligations to reclaim, decommission, and restore its Mineral Park Mine site.  In connection with the commencement of commercial production of the Phase 1 expansion project, renovation of tailings pond and extension of its life of mine to 25 years, the Company updated its estimate of the asset retirement obligation liability. The expected inflation rate was determined to be 4%, an increase from previously applied rate of 2.5%. The present value of future site closure and restoration obligations was determined using a credit adjusted discount rate of 9%.

The asset retirement obligation accrual requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

The activity in the accrued asset retirement obligation in 2010 and 2009 was as follows:

	2010	2009
Beginning Balance	2,513	2,413
Accretion Expense	(153)	100
Ending Balance	2,360	2,513

After including the effect of time value of money, site closure and restoration obligations are expected to be incurred during years 2034-2043. Total undiscounted costs after including the effect of inflation are $22.6 million, an increase from the previously estimated cost of approximately $5.0 million. Revision of estimates of asset retirement obligations did not have a significant impact on the consolidated financial statements. The increase in the cost estimates were offset by the extension of the life of mine resulting in a nominal effect on the financial statements.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

15.           Deferred Revenue

During March 2008, the Company entered into an arrangement (the “Arrangement”), and subsequently amended, with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”)  to sell 100% of its silver production from the Mineral Park Mine over the life of the mine for an upfront payment of $42.0 million (the “Deposit”).  Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

Under terms of the Arrangement, the unpaid amount of the Deposit will remain refundable until it is reduced to nil.  The Deposit will be reduced by an amount equal to the difference between the spot price of silver and the $3.90 per ounce fixed price and multiplied by the total ounces of silver delivered to Silver Wheaton. If at the end of the initial 40–year term of the Arrangement, the Deposit has not been reduced to nil, the Company will refund the outstanding portion of the Deposit to Silver Wheaton.  As at December 31, 2010, the refundable portion of the Deposit was $35.0 million (2009 - $40.7 million).  During the year ended December 31, 2010, the Company delivered 327,356 ounces (2009-109,514) of silver to Silver Wheaton.

Pursuant to the Arrangement, the Company was to achieve a minimum target rate of 35,000 ton of ore per day over a thirty day consecutive period (the “Minimum Target Rate”) by June 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any subordination agreement.  During the year ended December 31, 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011.  In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company.  The Company has assessed the ability of the Mineral Park Mine to meet the Minimum Target Rate and has concluded that it will achieve the Minimum Target Rate in the second quarter of 2011.  However, there can be no assurances that the Company will achieve the Minimum Target Rate by June 30, 2011.

As security for the performance of the obligations of the Company in favor of Silver Wheaton, the Company has granted Silver Wheaton certain security interests in the Mineral Park mining interest, including a charge over all silver contained in and mined, produced, recovered, or removed from the Mineral Park Mine.
The $42.0 million Deposit is recognized as revenue on a dollar per unit basis using the total number of silver ounces expected to be delivered to Silver Wheaton over the life of the Mineral Park Mine.

The following table summarizes the changes in the Silver Wheaton deferred revenue:

	December 31,	December 31,
	2010	2009
Balance, beginning of the year	$41,608	$42,000
Amortization on delivery of silver	(1,459)	(392)
Balance, end of the year	40,149	41,608
Less: current portion	(987)	(1,172)
Long-term	$39,162	$40,436

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

16.           Share Capital

a.           Authorized
Unlimited number of common shares without par value.

	December 31, 2010		December 31, 2009
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	193,704,778	$213,063	74,805,417	$58,134
Shares issued pursuant to financings	-	-	99,310,963	129,518
Exercise of warrants	1,935,366	2,706	3,423,840	2,646
Exercise of stock options	1,981,322	2,516	1,025,603	533
Shares issued on Stingray acquisition	-	-	15,138,955	32,549
Fair value of warrants issued from private placements	-	-	-	(5,732)
Share issuance costs	-	-	-	(7,672)
Transfer from contributed surplus on exercise of warrants	-	1,400	-	2,494
Transfer from contributed surplus on exercise of options	-	1,200	-	593
Balance, end of year	197,621,466	$220,885	193,704,778	$213,063

b.           Issued
On January 29, 2009 the Company sold to a syndicate of underwriters, 33,349,425 units (“Unit”), to raise gross proceeds of $19.0 million (CDN$23.3 million). Net proceeds from this transaction were $17.8 million (CDN$21.9 million). Each Unit was comprised of one common share and one-half of one common share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of the company at a price of CDN$1.00 per share for four years after closing. No value was assigned to the share purchase warrants granted in connection with the private placement and thus all proceeds were credited to share capital. The agents received a cash commission of 6% of the gross proceeds of the financing. The agents also received 2,000,965 agents’ warrants. Each agents’ warrant, upon exercise, will entitle the holder to acquire one common share at an exercise price of CDN$0.70 per common share for a period of 24 months from the date of issue.

The agents’ warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company’s historical share prices and the following assumptions (i) risk-free interest rate of 1.40%, (ii) expected volatility of 127.4%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agents’ warrants of $571,381 was charged as commission against share capital as share issuance costs with a corresponding credit to contributed surplus.

The cash commission, agents’ warrants and other transaction costs related to the financing, in the amount of $1.4 million (CDN$1.7 million), have been offset against the gross proceeds received.

On May 5, 2009 the Company sold to a syndicate of underwriters, 35,000,000 common shares, to raise gross proceeds of $34.6 million (CDN$40.3 million). Net proceeds from this transaction were $32.3 million (CDN$37.5 million). The agents received a cash commission of 6% of the gross proceeds of the financing. The agents also received 2,275,000 agents’ warrants. Each agents’ warrant, upon exercise, will entitle the holder to acquire one common share at an exercise price of CDN$1.15 per common share for a period of 24 months from the date of issue.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

16.           Share Capital (continued)

The agents’ warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company’s historical share prices and the following assumptions (i) risk-free interest rate of 1.01%, (ii) expected volatility of 136.5%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agents’ warrants of $3.1 million was charged as commission against share capital as share issuance costs with a corresponding credit to contributed surplus.

The cash commission, agents’ warrants and other transaction costs related to the financing, in the amount of $2.6 million (CDN$3.0 million), have been offset against the gross proceeds received.

On September 17, 2009 the Company sold to a syndicate of underwriters, 30,961,538 common shares, to raise gross proceeds of $75.9 million (CDN$80.5 million). Net proceeds from this transaction were $72.5 million (CDN$77.0 million).

The agents received a cash commission of 4% of the gross proceeds of the financing. The agents also received 1,238,461 agents’ warrants. Each agents’ warrant, upon exercise, will entitle the holder to acquire one common share at an exercise price of CDN$2.60 per common share for a period of 24 months from the date of issue.

The agents’ warrants were valued on the closing date of the financing using the Black-Scholes option pricing model using the Company’s historical share prices and the following assumptions (i) risk-free interest rate of 1.29%, (ii) expected volatility of 131.5%, (iii) expected life of 2 years, and (iv) a dividend yield of Nil. The value of the agents’ warrants of $2.1 million (CDN$2.3 million) was charged as commission against share capital as share issuance costs with a corresponding credit to contributed surplus.

The cash commission, agent’s warrants and other transaction costs related to the financing, in the amount of $3.7 million (CDN$3.9 million), have been offset against the gross proceeds received.

On December 21, 2009, the Company completed the acquisition of Stingray Copper Inc., by way of Plan of Arrangement, and issued 15,138,955 common shares (See Note 3).

c.           Warrants
The following table summarizes the number of fully exercisable warrant transactions as at December 31, 2010:

	Number	Weighted Average Exercise Price ($CDN)
Balance, January 1, 2009	6,061,307	$3.99
Warrants issued pursuant to financing	16,674,712	1.00
Broker Warrants issued	5,514,426	1.31
Warrants exercised	(1,000)	1.00
Broker Warrants exercised	(3,422,840)	0.89
Expired	(65,057)	3.00
Balance, December 31, 2009	24,761,548	1.69
Warrants exercised	(563,650)	1.01
Broker Warrants exercised	(1,371,716)	1.70
Balance December 31, 2010	22,826,182	$1.71

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

16.           Share Capital (continued)

c.           Warrants (continued)
The following is a summary of common share purchase warrants outstanding and exercisable as at December 31, 2010:

Number	Exercise Price $CDN	Expiry Date

5,994,750	$4.00	February 16, 2012
16,111,562	$1.00	January 29, 2013
719,870	$2.60	September 17, 2011
22,826,182

d.           Options
The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”) is authorized to grant incentive stock options (“options”) to officers, directors, employees, and consultants as incentive for their services, subject to limits with respect to insiders. The Company has a Stock Option Plan (the “Plan”) governing granting options to directors, officers, consultants, and employees. Under this Plan the aggregate number of common shares which may be subject to issuance pursuant to options granted under the Plan shall in aggregate not exceed 10% of the total number of shares issued and outstanding as at the date of grant.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company’s common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance as at December 31, 2010, was 14,647,377 (December 31, 2009 - 14,647,377).

Under the Plan, an optionee may, rather than exercise any option to which the optionee is then entitled pursuant to the Plan, elect to terminate such option, in whole or in part, and, in lieu of purchasing the optioned shares to which the option, or part thereof, so terminated relates, elect to exercise the right to receive that number of optioned shares, disregarding fractions, which, when multiplied by the weighted average market price, has a value equal to the product of the number of optioned shares to which the option, or part thereof, so terminated relates, multiplied by the difference between the weighted average market price determined as of the day immediately preceding the date of termination of such option, or part thereof, and the option price per share of the optioned shares to which the option, or part thereof, so terminated relates, less any amount (which amount may be withheld in optioned shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

16.           Share Capital – continued

Options – continued
The following table summarizes for the period presented the number of stock option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at January 1, 2009	5,998,500	$ 3.41
Granted*	7,169,500	1.69
Granted - Stingray Transaction (Note 3)	933,750	3.79
Exercised**	(1,025,603)	0.79
Canceled/Forfeited**	(498,397)	2.33
Expired	(93,000)	5.26
Outstanding at December 31, 2009	12,484,750	1.78
Granted*	1,600,000	2.11
Exercised**	(1,981,322)	1.29
Canceled/Forfeited**	(1,175,561)	3.41
Outstanding at December 31, 2010	10,927,867	2.74
Exerciseable at December 31, 2010	8,690,367	$ 2.87

*           The weighted average fair value of options granted during the year ended December 31, 2010 was CDN$2.11 (2009 - CDN$1.34) equivalent to $2.09 (2009 – $1.23) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

**           A total of 1,313,633 (2009 – 505,860) shares were issued to directors, officers and employees on the exercise of options for cash consideration and 311,439 (2009 – 558,103) shares were issued to directors, officers and employees on exercise by way of a cashless stock option exercise. In conjunction with the exercise of the options using the cashless option provisions, 388,561 (2009 – 171,897) options were cancelled.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

16.           Share Capital - continued

d.      Options – continued
A summary of the stock options exercisable and outstanding at December 31, 2010 was as follows:

Issued Date	Number	Exercise Price $CDN	Expiry Date	Exercisable
January 11, 2006	166,667	1.00	January 11, 2011	166,667
May 19, 2006	350,000	2.09	May 19, 2011	350,000
August 28, 2006	200,000	2.14	August 28, 2011	200,000
February 21, 2007	1,872,700	3.30	February 21, 2012	1,872,700
March 15, 2007	1,100,000	3.10	March 15, 2012	1,100,000
July 28, 2007	100,000	8.02	July 28, 2012	100,000
November 22, 2007	347,750	8.75	November 22, 2012	347,750
January 2, 2008	7,000	9.07	January 2, 2013	7,000
April 2, 2008	25,000	10.44	April 2, 2013	25,000
June 13, 2008	25,000	11.10	June 13, 2013	25,000
July 25, 2008	25,000	8.45	July 25, 2013	25,000
August 19, 2008	150,000	7.20	August 19, 2013	150,000
October 8, 2008	454,500	2.15	October 8, 2013	454,500
February 23, 2009	10,000	0.385	February 19, 2014	10,000
May 2, 2009	2,240,500	1.65	May 2, 2014	2,240,500
June 14, 2008	50,000	1.65	June 14, 2014	50,000
October 5, 2009	45,000	2.74	October 5, 2014	45,000
December 23, 2009	2,150,000	2.27	December 23, 2014	1,025,000
December 21, 2009	8,750	4.80	April 27, 2012	8,750
December 21, 2009	12,500	4.80	June 28, 2012	12,500
December 21, 2009	25,000	3.00	June 18, 2013	25,000
December 21, 2009	12,500	1.88	June 17, 2014	12,500
January 4, 2010	600,000	2.48	January 4, 2015	300,000
February 5, 2010	225,000	2.41	February 5, 2015	-
June 4, 2010	50,000	1.60	June 4, 2015	25,000
July 15, 2010	50,000	1.76	July 15, 2015	-
July 21, 2010	325,000	1.58	July 21, 2015	112,500
September 1, 2010	300,000	1.94	September 1, 2015	-
Grand Total	10,927,867			8,690,367

The weighted average remaining contractual life of the options outstanding as at December 31, 2010 is 1.9 years.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

16.           Share Capital - continued

d.      Options – continued
Weighted average assumptions used in calculating fair value of options granted during the year using Black-Scholes model were as follows:

	2010	2009
Risk-free interest rate	2.31%	2.87%
Dividend rate	nil	nil
Expected volatility	108%	83%
Weighted average expected life (months)	54	60

17.           Stock Based Compensation and Contributed Surplus

For the year ended December 31, 2010, the compensation expense for the fair value of stock options totaled $6.1 million (2009 - $5.4 million), which was included in the consolidated statements of operations, and credited to contributed surplus. For the year ended December 31, 2009, $5.7 million of share issuance costs for agent warrants granted, which was deducted from share capital was credited to contribute surplus.

Contributed surplus is comprised of the following:

Balance at December 31, 2008	$26,489
Fair value of agent’s warrants issued	5,732
Fair value of options issued in exchange for Stingray options (Note 3)	730
Stock-based compensation	5,364
Transfer to common shares on exercise of agent warrants	(2,494)
Transfer to common shares on exercise of options	(593)
Balance at December 31, 2009	35,228
Stock-based compensation	6,091
Transfer to common shares on exercise of warrants	(1,400)
Transfer to common shares on exercise of options	(1,200)
Balance at December 31, 2010	$38,719

18.           Related Party Transactions

Related party transactions consist of legal services rendered by a director during the year which totalled $0.2 million (2009 - $0.1 million). These above-noted transactions were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

19.           Income Taxes

Income tax expense / (recovery) differs from the amount that would result from applying the statutory Canadian tax rate for the following reasons:

	2010	2009
Income taxes at Canadian statutory rate of 28.5% (2009 – 30%)	$(32,013)	$(6,225)
Difference in foreign tax rates	(8,436)	(1,332)
Non-deductible amounts	2,856	2,330
Effect of changes in statutory rate	587	(31)
Other	3,532	286
Change in valuation allowance	36,224	1,802

Total income tax expense (recovery)	$2,750	$(3,170)

Significant components of the Company’s future tax assets and liabilities as at December 31, 2010 and 2009 are as follows:

	2010	2009
Assets:
Derivative instruments	$44,227	$42
Net operating losses and other future deductions	32,417	19,675
Accrued liabilities	6,980	9,877
Undeducted financing costs	2,350	3,595
Asset retirement obligations	932	975
Other	296	358
Total	87,202	34,522
Valuation allowance	(55,304)	(19,080)
Net future income tax asset	31,898	15,442

Liabilities
Mineral properties, plant and equipment	(38,510)	(19,190)
Future income liability, net	$(6,612)	$(3,748)

Represented by:
Future income tax asset	$-	$1,068
Future income tax liability	(6,612)	(4,816)
	$(6,612)	$(3,748)

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

19.           Income Taxes (continued)

The Company evaluates its future income tax asset valuation allowance requirements based on projected future operations. When circumstances which this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in operations. As management of the Company does not currently believe that it is more likely than not that the Company will receive full benefits of its tax asset, a valuation allowance has been established at both December 31, 2010 and 2009. As at December 31, 2010, the Company has net operating losses carried-forward available to reduce taxable income in future years as follows:

Country	Amount (thousands)	Expiration Dates
United States - Federal	$ 51,700	2027 - 2030
Canada	19,727	2015 - 2030
Mexico	19,272	2011 - 2019
Barbados	10,205	2018 - 2019

20.           Financial Instruments

a)           Fair Value of Financial Instruments
The fair values of cash and cash equivalents, restricted cash, accounts receivables, accounts payable and accrued liabilities, approximate carrying values because of the short term nature and high liquidity of these instruments.

The fair value of environmental and land reclamation bonds approximates their carrying value based on current interest rates and high liquidity. Forward copper contracts and interest rate swaps are stated at fair value based on current market prices and interest rates, respectively, adjusted for the Company’s credit risk.

The fair values of marketable securities are based on current bid prices as at December 31, 2010. The fair value of the equipment loans and net proceeds interest approximates book value using current rates of interest. Based on market prices, the fair value of the long-term debt and project financing as at on December 31, 2010 was approximately $128.0 million and $20.2 million, respectively.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.           Financial Instruments (continued)

a)           Fair Value of Financial Instruments (continued)
The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

Level 1 – Fair values measured using unadjusted quoted prices in active markets for identical instruments
Level 2 – Fair values measured using directly or indirectly observable inputs, other than those included in Level 1
Level 3 – Fair values measured using inputs that are not based on observable market data
Financial assets and liabilities carried at fair value as at December 31 were as follows:

	2010			2009
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Cash and cash equivalents	$36,156	$-	$62,185	$-
Restricted cash	10,000	-	-	-
Land reclamation bond	-	1,351	-	1,324
Environmental bond	-	2,151	-	2,134
Marketable securities	683	-	299	-
Financial Asset total	$36,839	$3,502	$62,484	$3,458

Financial Liabilities
Derivative Instruments	-	$111,870	-	-
Financial Liabilities total	-	$111,870	-	-

The Company uses valuation models to determine the fair value of its derivative instruments. The inputs to these models are primarily external observable inputs such as forward prices for copper and forward interest rate curves.

As at December 31, 2010 and 2009, the Company has not measured any financial instruments using Level 3 inputs.

b)           Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks.

Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company uses fixed rate interest swaps to mitigate 50% of its risk exposure to volatility in interest rates on its non-revolving credit facility. The Company has no designated hedging transactions. The Company has collateral on its revolving and non-revolving credit facilities, project financing, and equipment loans (notes 10, 12, 13).

The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park Mine and exploration at El Pilar, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

i.      Concentration risk
Concentration risk exists in cash and cash equivalents, and restricted cash because significant balances are maintained with a limited number of financial institutions. The risk is mitigated because cash and cash equivalents and restricted cash are maintained with prime Canadian and USA financial institutions. Concentration risk also exists in amounts receivable because the Company's revenues are derived from sales to a limited number of customers. To mitigate the risk, the Company monitors ongoing exposure to individual customers and their respective solvency and stability.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.           Financial Instruments (continued)

b)           Financial Instrument Risk Exposure and Risk Management (continued)
ii.      Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, environmental, and land reclamation bonds, and accounts receivable. Credit risk exposure is mitigated through maintaining its cash and equivalents, restricted cash, environmental, and land reclamation bonds with high-credit quality financial institutions. In addition to mitigate exposure to credit risk on accounts receivables, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company’s clients are large, multinational operations that have conducted business for a number of years. Historically, the Company did not experience issues with collectability of trade receivables. As at December 31, 2010 there were no material amounts overdue or impaired. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.

As at December 31, 2010, the Company’s maximum exposure to credit risk was the carrying value of its cash and cash equivalents, restricted cash, environmental and land reclamation bonds, taxes receivable and accounts receivables.

iii.      Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its financial obligation when they become due become due. As at December 31, 2010, the Company had positive working capital of $3.8 million (2009 – $39.8 million).

The Company ensures there is sufficient capital to meet short term business requirements. One of management's goals is to maintain an optimal level of liquidity through the active management of the Company's assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts.

The Company anticipates incurring substantial expenditures to further its capital development programs, particularly those related to the completion of the second stage of the Phase 2 Expansion at its Mineral Park Mine as well as commencement of development of the El Pilar Property acquired as part of the Stingray acquisition (see Note 4).

The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements.

Prudent management of liquidity risk requires the regular review of existing and future covenants to meet expected expenditures and possible contingencies.  The Company believes that profits generated from the new mill at its Mineral Park Mine and external financing are sufficient to meet its financial commitments and comply with covenants on the credit facilities (Note 10,12, and 13).

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.           Financial Instruments (continued)

iii.      Liquidity Risk (continued)
A quantitative maturity analysis of non-derivative financial liabilities at December 31, 2010 based on the contractual maturity dates are as follows:

	Total	2011	2012-2013	2014-2015	Thereafter

Accounts Payable	$21,752	$21,752	$-	$-	$-
Long Term Debt Credit Facility	100,000	19,048	38,095	38,095	4,762
Long Term Debt Credit Facility Revolver	30,000	-	-	30,000	-
Project Financing	20,314	1,736	5,952	5,954	6,672
Equipment Loans	6,061	2,095	2,746	1,220	-
Total	$178,127	$44,631	$46,793	$75,269	$11,434

iv.      Market Risk
The significant market risk exposures to which the Company is exposed are currency risk, interest rate risk, and commodity price risk.

Currency Risk
The Company’s operations in the United States, Canada, and Mexico make it subject to foreign currency fluctuation risks. The operating results and financial position of the Company are reported in United States dollars. The Company’s certain operating and exploration expenses are incurred in Mexican Pesos (“MXN”) and Canadian dollars (CDN) and shares, share purchased options, and warrants are denominated in Canadian dollar. The fluctuation of the United States dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s mining and processing costs, as well as a majority of other operating and administration costs, are primarily incurred in United States dollars while some administration and most share issuance costs are denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in other than United States dollars are as follows:

	December 31, 2010		December 31, 2009
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Canadian dollars	5,596	340	16,115	430
Mexican peso	317	6,617	-	-

Of the financial assets listed above $4.9 million (2009 - $15.5 million) represents cash and cash equivalents held in Canadian dollars, nil (2009 – nil) represents cash held in Mexican pesos. The remaining cash and cash equivalents are held in United States dollar.

As at December 31, 2010 with other variables unchanged a 10% strengthening of the United States dollar against the Canadian dollar would (increase / decrease) the loss for the year by approximately $0.1 million.

Management believes the foreign exchange risk derived from currency conversions is not significant. Additionally, foreign currency denominated account balances is short term.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

20.           Financial Instruments (continued)

iv.      Market Risk (continued)
Interest Rate Risk
In respect of financial assets, the Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the value of cash and cash equivalents.  The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2010 the Company held substantially all its cash and cash equivalents in interest accounts and guaranteed investment certificates.  In respect of financial liabilities, the Company is exposed to interest rate risk on its variable rate long-term debt and project financing loan facilities.  The Company’s revolving and non-revolving credit facilities carry an interest rate spread of United States dollar one-month LIBOR plus 3.5% to 4.5%.  The Company manages the 50% variable interest rate risk of the non-revolving credit facility with an interest rate swap contract to exchange the LIBOR exposure on interest payments for a fixed rate of 2.38% on 50% of the non-revolving credit facility.

The Company has also entered into a credit facility to finance the purchase of the power generating facility for the Mill Phase 2 at Mineral Park Mine. This credit facility bears an interest rate of one month United States  dollar LIBOR plus 3%.

Equipment loans, environmental land reclamation obligation bonds bear fixed rate of interest and are not subject to fluctuations in interest rates. As at December 31, 2010, with other variables unchanged a 10% changed in the interest rate would change the earnings for the year $0.7 million.
Commodity price risk
The value of the Company’s mineral resource properties depends on the price of copper, molybdenum, and the outlook for the minerals. At December 31, 2010 market prices for copper and molybdenum were $4.18 and 16.40 per pound.

The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals, the prices for which have been historically volatile.

Commodity prices are affected by numerous factors outside of the Company's control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to copper, molybdenum and silver.

The value of trade receivables depends on changes in metal prices over the quotation period. The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum and silver. If metal prices decline for a prolonged period below the cost of production of the Company's Mineral Park Mine, it may not be economically feasible to continue production.

The Company manages this risk by entering into forward sale agreements with various counterparties, both as a condition of certain debt facilities (Note 10) as well as to mitigate commodity price risk. Currently the Company has in place derivative contracts for the sale of copper concentrate from its Mineral Park Mine which it entered into with the providers of the long term credit facilities. Additionally, it has sold forward to Silver Wheaton Corp. the silver production from the Mineral Park Mine.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

21.           Capital Management

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s capital structure is dependent on expected business growth and changes in the business environment.

The Company is subject to externally imposed capital requirements under its non-revolving and revolving credit facilities and project financing and certain equipment loans (Notes 10 and 13).

As at and during the year ended December 31, 2010, the Company met all externally imposed capital and debt repayment requirements, and complied with all debt covenants.

The Company’s objectives when managing capital are to:

●	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

●	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mine;

●	maintain investor, creditor and market confidence to sustain future development of the business; and

●	provide returns to shareholders and benefits for other stakeholders.

The Mineral Park Mine is in production, but exploration activities are also performed at this property in order to identify further resources, in addition to exploration activities performed at El Pilar. The Company plans to use funds from the sale of concentrates and possible financing to fund operations and exploration activities.

Capital expansion projects at Mineral Park Mine are partially financed from borrowed funds.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, life of mine plans and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2010, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness.
During the year ended December 31, 2010 there were no changes in how the Company manages its capital and the capital management objectives.

22.           Segmented Information

The Company is engaged in the exploration, development and extraction of copper and molybdenum in the United States and Mexico. The Company has determined that it operates in two geographic segments. All revenue, inventory and long-term assets in 2010 and 2009 were related to the geographic segment in the United States with the exception of the Company’s El Pilar long term asset ($28.1 million) which relates to the reporting segment in Mexico.

Mercator Minerals Ltd.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010 and 2009
(Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

22.           Segmented Information

Revenue from significant customers for the year ended December 31, 2010 and 2009 is summarized as follows:

	2010	2009
Customer A	26%	63%
Customer B	39%	23%
Customer C	29%	0%
Customer D	6%	11%
	100%	97%

Accounts receivable balances were as follows:

	2010	2009
Customer A	$2,890	$2,270
Customer B	8,791	1,446
Customer C	4,750	-
Customer D	1,153	2,719

In August of 2010, the Company entered into a purchase contract with Customer C to sell, at market rates, 70,000 dry metric tons of copper concentrate to be delivered during calendar years 2011 through 2017.

23.           Subsequent Event

Shareholder Rights Plan
On February 9, 2011, the Company’s Board of Directors approved the adoption of a Shareholder Rights Plan (“Rights Plan”).

The purpose of the Rights Plan is to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives (if considered appropriate) to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with a takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders.

Effective February 9, 2011, rights were issued and attached to all the Company’s common shares. A separate rights certificate (a "Right") will not be issued until such time as the rights become exercisable (which is referred to as the "separation time"). The Rights will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of the Company’s shares, which when aggregated with its current holdings total 20% or more of the outstanding Company common shares (determined in the manner set out in the Rights Plan), other than by a permitted bid (as defined in the Rights Plan).

Following the acquisition of more than 20% of the Company’s outstanding common shares by any person (and its affiliates, associates and joint actors), except for a permitted bid, each right held by a person other than the acquiring person (and its affiliates, associates and joint actors) would, upon exercise, entitle the holder to purchase the Company’s common shares at a substantial discount to their then prevailing market price. A "permitted bid" is defined under the Rights Plan as a bid which includes the following conditions, among others: it is outstanding for a minimum of 60 days, it is made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, it is accepted by a majority of independent shareholders (as detailed in the Rights Plan).